FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



NOTIFICATION OF MAJOR INTERESTS IN SHARES



Section 198 - Companies Act 1985


The Company received notification on 17 May 2006 that Barclays PLC, had a notifiable interest as at 11 May 2006 in 498,482,753 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 4.35% of the ordinary shares in issue.

A copy of the letter of notification, including a list of the registered holders of the shares where known, is quoted below.


N S Black
Assistant Secretary
HSBC Holdings plc



Letter to HSBC Holdings plc from Geoff Smith, Barclays Corporate Secretariat, Barclays PLC


"Dear Sir


Companies Act 1985 ("The Act") - Part VI


I hereby inform you that as at 11 May 2006 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 4.35%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 11,470,013,348 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.


Yours faithfully

Geoff Smith

Enc."




                                   LEGAL ENTITY REPORT

HSBC HLDGS                                                      SEDOL : 0540528

As at 11 May 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 498,482,753 ORD USD0.50(UK REG) representing 4.35% of the issued share capital of 11,470,013,348 units

Legal Entity                                                  Holding            Percentage Held
Barclays Private Bank and Trust Ltd                           628,824                     0.0055
Barclays Private Bank and Trust Ltd                            15,918                     0.0001
Barclays Global Investors, N.A.                           126,326,140                     1.1014
Barclays Capital Inc                                       24,501,412                     0.2136
Barclays Private Bank and Trust Ltd                            10,600                     0.0001
Barclays Global Investors Japan Trust & Banking            13,027,510                     0.1136
Barclays Life Assurance Co Ltd                             19,489,876                     0.1699
Barclays Capital Securities Ltd                           110,590,653                     0.9642
Barclays Global Investors Canada Ltd                          809,309                     0.0071
Barclays Private Bank and Trust Ltd                             6,564                     0.0001
Barclays Global Investors Australia Ltd                     4,388,811                     0.0383
Barclays Global Investors Japan Ltd                         4,973,188                     0.0434
Barclays Private Bank Ltd                                   2,277,194                     0.0199
Barclays Global Fund Advisors                              34,671,393                     0.3023
Barclays Global Investors Ltd                             139,577,514                     1.2169
Gerrard Ltd                                                16,925,498                     0.1476
Barclays Bank Trust Company Ltd                               262,349                     0.0023

Group Holding                                             498,482,753                     4.3463




                          REGISTERED HOLDERS REPORT

HSBC HLDGS                                                       SEDOL: 0540528

As at 11 May 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 498,482,753 ORD USD0.50(UK REG) representing 4.35% of the issued share capital of 11,470,013,348 units.

Registered Holder                                      Account Designation              Holding
BANK OF IRELAND                                                     426353              176,919
BANK OF IRELAND                                                     426360              100,898
BANK OF NEW YORK                                                                        802,541
Barclays Bank PLC (Singapore)                                                             6,564
BARCLAYS CAPITAL NOMINEES LIMITED                                                   102,951,107
BARCLAYS CAPITAL NOMINEES LIMITED                                                     6,751,836
BARCLAYS CAPITAL NOMINEES LIMITED                                                    24,060,017
Barclays Capital Securities Ltd.                                                        887,710
Barclays Capital Securities Ltd.                                                        441,395
Barclays Global Investors Canada                                                        809,309
Barclays Trust Co & Others                                                               19,492
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000                                        6,073
Barclays Trust Co DMC69       C 000000000000000000                                       32,400
Barclays Trust Co E99         C 000000000000000000                                       15,258
Barclays Trust Co R69         C 000000000000000000                                      189,126
BNP PARIBAS                                                                             612,836
CHASE NOMINEES LTD                                                   16376            5,580,478
CHASE NOMINEES LTD                                                   20947           46,602,909
CHASE NOMINEES LTD                                                   28270            3,595,924
CHASE NOMINEES LTD                                                   28270              827,709
CIBC MELLON GLOBAL SECURITIES                                                           407,432
Clydesdale Nominees    HGB0125                                     3025101                5,600
Clydesdale Nominees    HGB0125                                    32349601                7,589
Clydesdale Nominees    HGB0125                                    32401801                2,078
Clydesdale Nominees    HGB0125                                    32408501                3,700
Clydesdale Nominees    HGB0125                                    32449201               21,638
Clydesdale Nominees    HGB0125                                    49699401                7,500
Clydesdale Nominees    HGB0125                                    52051801               11,719
Clydesdale Nominees    HGB0125                                    59396501                3,141
Clydesdale Nominees    HGB0125                                    59419801                1,237
Clydesdale Nominees    HGB0125                                    59441401               14,665
Clydesdale Nominees    HGB0125                                    59553401                4,769
Clydesdale Nominees    HGB0125                                    59571201                2,186
Clydesdale Nominees    HGB0125                                    59580101                3,859
Clydesdale Nominees    HGB0125                                    59710301                2,105
Clydesdale Nominees    HGB0125                                    59732401                7,045
Clydesdale Nominees    HGB0125                                    59737501                6,478
Clydesdale Nominees    HGB0125                                    59738301                8,192
Clydesdale Nominees    HGB0125                                    59744801                4,121
Clydesdale Nominees    HGB0125                                    60741901                3,000
Clydesdale Nominees    HGB0125                                    63919101                2,430
Clydesdale Nominees    HGB0125                                    63921301                1,725
Clydesdale Nominees    HGB0125                                    64544201                5,749
Clydesdale Nominees    HGB0125                                    65136101                2,307
Clydesdale Nominees    HGB0125                                    66860401                1,980
Clydesdale Nominees    HGB0125                                    67940101               30,974
Clydesdale Nominees    HGB0125                                    68640801                8,200
Clydesdale Nominees    HGB0125                                    69108801                2,795
Clydesdale Nominees    HGB0125                                    69238601                6,967
Clydesdale Nominees    HGB0125                                    69296301                9,300
Clydesdale Nominees    HGB0125                                    69326901                7,000
Clydesdale Nominees    HGB0125                                    69340401                3,000
Clydesdale Nominees    HGB0125                                    69390001                3,191
Clydesdale Nominees    HGB0125                                    69402801                1,794
Clydesdale Nominees    HGB0125                                    69447801                4,635
Clydesdale Nominees    HGB0125                                    69451601                2,910
Clydesdale Nominees    HGB0125                                    69720501                2,000
Clydesdale Nominees    HGB0125                                    69721301                2,700
Clydesdale Nominees    HGB0125                                    69732901               18,754
Clydesdale Nominees    HGB0125                                    69738801                2,244
Clydesdale Nominees    HGB0125                                    69751501                3,048
Clydesdale Nominees    HGB0125                                    69766301               13,992
Clydesdale Nominees    HGB0125                                    69771001               58,410
Clydesdale Nominees    HGB0125                                    69772801               58,410
Clydesdale Nominees    HGB0125                                    70295001                2,234
Clydesdale Nominees    HGB0125                                    70314001                2,258
Clydesdale Nominees    HGB0125                                    70331001                2,075
Clydesdale Nominees    HGB0125                                    70335301                4,720
Clydesdale Nominees    HGB0125                                    70339601                2,814
Clydesdale Nominees    HGB0125                                    70387601                2,009
Clydesdale Nominees    HGB0125                                    70388401                2,890
Clydesdale Nominees    HGB0125                                    70391401                2,022
Clydesdale Nominees    HGB0125                                    80750701               12,509
Clydesdale Nominees    HGB0125                                    80766301                2,807
Clydesdale Nominees    HGB0125                                    83011801                3,214
Clydesdale Nominees    HGB0125                                    86680501                2,918
Clydesdale Nominees    HGB0125                                    88608301                2,633
Clydesdale Nominees    HGB0125                                    88736501                2,730
Clydesdale Nominees    HGB0125                                   100146401                  500
Clydesdale Nominees    HGB0125                                   100246001                2,794
Clydesdale Nominees    HGB0125                                   120010601               11,665
Clydesdale Nominees    HGB0125                                   120142001               16,389
Clydesdale Nominees    HGB0125                                   300000001                3,114
Clydesdale Nominees    HGB0125                                   310007101                5,776
Clydesdale Nominees    HGB0125                                   310042001                3,430
Clydesdale Nominees    HGB0125                                   310092601                7,537
Clydesdale Nominees    HGB0125                                   310128001                3,807
Clydesdale Nominees    HGB0125                                   310186801                2,352
Clydesdale Nominees    HGB0125                                   310205801                2,264
Clydesdale Nominees    HGB0125                                   310231701                2,368
Clydesdale Nominees    HGB0125                                   310246501               21,750
Clydesdale Nominees    HGB0125                                   310254601                4,635
Clydesdale Nominees    HGB0125                                   310255401               20,741
Clydesdale Nominees    HGB0125                                   310266001                1,920
Clydesdale Nominees    HGB0125                                   310311901                3,172
Clydesdale Nominees    HGB0125                                   310589801                1,300
Clydesdale Nominees    HGB0125                                   310590101                1,523
Clydesdale Nominees    HGB0125                                   310594401                3,000
Clydesdale Nominees    HGB0125                                   700009301                3,208
Clydesdale Nominees    HGB0125                                   700066201                2,931
Clydesdale Nominees    HGB0125                                   700069701               18,860
Clydesdale Nominees    HGB0125                                   700083201                2,112
Clydesdale Nominees    HGB0125                                   700106501                2,575
Clydesdale Nominees    HGB0225                                    48401502                4,821
Clydesdale Nominees    HGB0225                                    59579802                4,273
Clydesdale Nominees    HGB0225                                    59727802               21,951
Clydesdale Nominees    HGB0225                                    67355102                  966
Clydesdale Nominees    HGB0225                                    69396002                3,157
Clydesdale Nominees    HGB0225                                    70160102                5,261
Clydesdale Nominees    HGB0225                                    70383302               11,884
Clydesdale Nominees    HGB0225                                    87093402                4,537
Clydesdale Nominees    HGB0225                                   120147102                  453
Clydesdale Nominees    HGB0325                                    70309403                2,291
Clydesdale Nominees    HGB0325                                    87093403                2,137
Clydesdale Nominees    HGB0625                                   100376906                5,000
Gerrard Nominees Limited                                            602133                1,250
Gerrard Nominees Limited                                            603216                1,000
Gerrard Nominees Limited                                            603856                1,250
Gerrard Nominees Limited                                            608459                  300
Gerrard Nominees Limited                                            610720                1,000
Gerrard Nominees Limited                                            611717                6,500
Gerrard Nominees Limited                                            615411                1,000
Gerrard Nominees Limited                                            620404                  600
Gerrard Nominees Limited                                            622124                1,500
Gerrard Nominees Limited                                            629038                  350
Gerrard Nominees Limited                                            630871                1,000
Gerrard Nominees Limited                                            631118               17,200
Gerrard Nominees Limited                                            633484                1,200
Gerrard Nominees Limited                                            635860                1,800
Gerrard Nominees Limited                                            637739                  600
Gerrard Nominees Limited                                            639311                2,000
Gerrard Nominees Limited                                            639353                  900
Gerrard Nominees Limited                                            640824                7,900
Gerrard Nominees Limited                                            642367                6,300
Gerrard Nominees Limited                                            642686                  600
Gerrard Nominees Limited                                            643975                4,500
Gerrard Nominees Limited                                            647291                2,300
Gerrard Nominees Limited                                            650668                4,000
Gerrard Nominees Limited                                            652198               19,500
Gerrard Nominees Limited                                            653035                3,300
Gerrard Nominees Limited                                            654151                2,000
Gerrard Nominees Limited                                            658574                2,500
Gerrard Nominees Limited                                            658729                1,400
Gerrard Nominees Limited                                            659442                1,750
Gerrard Nominees Limited                                            659481                  800
Gerrard Nominees Limited                                            659792                1,370
Gerrard Nominees Limited                                            660137                1,640
Gerrard Nominees Limited                                            660302                3,500
Gerrard Nominees Limited                                            660318               48,000
Gerrard Nominees Limited                                            660430                1,040
Gerrard Nominees Limited                                            660632                2,100
Gerrard Nominees Limited                                            660758               16,500
Gerrard Nominees Limited                                            660851               14,000
Gerrard Nominees Limited                                            660968                9,630
Gerrard Nominees Limited                                            768557                9,000
Gerrard Nominees Limited                                            770101               21,590
Gerrard Nominees Limited                                            774160                1,400
Gerrard Nominees Limited                                            781271                7,000
Greig Middleton Nominees Limited (GM1)                                                1,255,093
Greig Middleton Nominees Ltd (GM3)                                126066DA                3,100
Greig Middleton Nominees Ltd (GM3)                                220805DN              255,000
Greig Middleton Nominees Ltd (GM3)                                523475DN              220,000
INVESTORS BANK AND TRUST CO.                                                            652,400
INVESTORS BANK AND TRUST CO.                                                          3,499,314
INVESTORS BANK AND TRUST CO.                                                          2,505,240
INVESTORS BANK AND TRUST CO.                                                         27,690,480
INVESTORS BANK AND TRUST CO.                                                            323,959
INVESTORS BANK AND TRUST CO.                                                          1,282,294
INVESTORS BANK AND TRUST CO.                                                          2,591,250
INVESTORS BANK AND TRUST CO.                                                            315,448
INVESTORS BANK AND TRUST CO.                                                          1,056,954
INVESTORS BANK AND TRUST CO.                                                         57,322,916
INVESTORS BANK AND TRUST CO.                                                            180,877
INVESTORS BANK AND TRUST CO.                                                          8,437,451
INVESTORS BANK AND TRUST CO.                                                             80,642
INVESTORS BANK AND TRUST CO.                                                            105,376
INVESTORS BANK AND TRUST CO.                                                            645,931
INVESTORS BANK AND TRUST CO.                                                          1,988,343
INVESTORS BANK AND TRUST CO.                                                            107,586
INVESTORS BANK AND TRUST CO.                                                          3,162,222
INVESTORS BANK AND TRUST CO.                                                         20,150,775
INVESTORS BANK AND TRUST CO.                                                            657,165
INVESTORS BANK AND TRUST CO.                                                         11,829,512
JP MORGAN (BGI CUSTODY)                                              16331            2,958,556
JP MORGAN (BGI CUSTODY)                                              16338              674,823
JP MORGAN (BGI CUSTODY)                                              16341            6,237,382
JP MORGAN (BGI CUSTODY)                                              16341            1,886,982
JP MORGAN (BGI CUSTODY)                                              16342            1,432,033
JP MORGAN (BGI CUSTODY)                                              16344              629,104
JP MORGAN (BGI CUSTODY)                                              16345            1,056,830
JP MORGAN (BGI CUSTODY)                                              16400           86,599,367
JP MORGAN (BGI CUSTODY)                                              17011              190,533
JP MORGAN (BGI CUSTODY)                                              18408              516,943
JPMorgan Chase Bank                                                                      15,226
JPMorgan Chase Bank                                                                   6,212,522
JPMorgan Chase Bank                                                                   1,226,515
JPMorgan Chase Bank                                                                   1,625,268
JPMorgan Chase Bank                                                                     582,596
JPMorgan Chase Bank                                                                     314,257
JPMorgan Chase Bank                                                                      64,258
JPMorgan Chase Bank                                                                      76,769
JPMorgan Chase Bank                                                                   1,540,059
JPMorgan Chase Bank                                                                   1,169,244
JPMorgan Chase Bank                                                                      93,207
JPMorgan Chase Bank                                                                     107,589
JPMORGAN CHASE BANK                                                                   3,340,107
JPMORGAN CHASE BANK                                                                   1,048,704
JPMorgan Chase Bank                                                                     115,286
JPMorgan Chase Bank                                                                      86,885
JPMorgan Chase Bank                                                                   1,442,649
JPMorgan Chase Bank                                                                      75,244
JPMorgan Chase Bank                                                                     684,142
JPMorgan Chase Bank                                                                   1,404,440
JPMORGAN CHASE BANK                                                                     366,508
JPMorgan Chase Bank                                                                     691,139
Master Trust Bank                                                                        89,564
Mellon Trust - US CUSTODIAN /                                                           981,341
Mellon Trust - US CUSTODIAN /                                                           839,088
MELLON TRUST OF NEW ENGLAND                                                             977,720
Mitsubishi Trust International                                                           56,941
Mitsui Asset                                                                            181,065
NORTHERN TRUST BANK - BGI SEPA                                                          293,592
NORTHERN TRUST BANK - BGI SEPA                                                        1,452,673
NORTHERN TRUST BANK - BGI SEPA                                                        1,146,017
R C Greig Nominees Limited                                                            9,672,116
R C Greig Nominees Limited a/c AK1                                                    3,030,708
R C Greig Nominees Limited a/c BL1                                                      631,100
R C Greig Nominees Limited a/c BL1                                     RES                  465
R C Greig Nominees Limited a/c CM1                                                      279,169
R C Greig Nominees Limited GP1                                                          889,971
R C Greig Nominees Limited SA1                                                          455,706
Reflex Nominees Limited                                                                   7,977
Reflex Nominees Limited                                                                   7,941
STATE STREET BANK & TRUST - WI                                                        1,063,936
STATE STREET BOSTON                                                                   5,880,847
STATE STREET TRUST OF CANADA -                                                          924,360
Sumitomo TB                                                                              28,115
The Northern Trust Company - U                                                          662,507
Trust & Custody Services Bank                                                             6,483
Trust & Custody Services Bank                                                           111,235
ZEBAN NOMINEES LIMITED                                                                2,277,194

Total                                                                               498,482,753








                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  19 May 2006